UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               Web.com Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   94733A104
                                 (CUSIP Number)

                               December 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               CUSIP No. 94733A104


       1.    Names of Reporting Persons.

             Brenner West Capital Advisors, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

      			     5.  Sole Voting Power:  0
Number of Shares
    			     6.  Shared Voting Power: 1,499,607
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 1,499,607

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             1,499,607

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     5.58%

       12.   Type of Reporting Person

	     IA

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Item 1. (a)  Name of Issuer: Web.com Group, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     12808 Gran Bay Parkway West
	     Jacksonville, FL 32258

Item 2. (a)  Name of Person Filing:

             This statement is filed by Brenner West Capital Advisors, LLC ("Brenner West"), which acts as investment manager to one or more private investment funds (the "Funds").

        (b)  Address of Principal Business Office, or, if None, Residence:

             The principal business address of the reporting person is 110 East 42[nd] Street, Suite 1419, New York, NY 10017.

        (c)  Citizenship:

             Brenner West is a Delaware limited liability company.

        (d)  Title of Class of Securities:
             Common stock

        (e)  CUSIP No.: 94733A104

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.  Ownership

         The following states the beneficial ownership of Brenner West as of December 31, 2010. This report relates to the same shares of Common Stock which may be deemed to be owned directly (in the aggregate) by the Funds, none of which individually beneficially own more than 5% of the class; and indirectly by Brenner West, who, as the investment manager to the Funds, shares the power to direct the vote or disposition of such securities.

          (a)  Amount beneficially owned: 1,499,607

          (b)  Percent of class: 5.58%
          (c)  Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 1,499,607
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the disposition:
		    1,499,607

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 The Funds have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties owns beneficially more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

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Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011
                                       Brenner West Capital Advisors, LLC

                                       By: /s/ Joshua Kaufman
                                       --------------------------
                                       Name: Joshua Kaufman
                                       Title: Managing Member

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